December 11, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Amendment No. 7 to Registration Statement on Form S-1
           Filed November 29, 2024
           File No. 333-282038
Dear James McCormick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to the Registration Statement on Form S-1
Capitalization, page 28

1.     We note that the balance of cash and cash equivalents as of September
30, 2024
       presented in the capitalization table does not agree with the balance presented in your
       September 30, 2024 balance sheet. Please revise as necessary. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three and Nine Months Ended September 30, 2024 to the Three and Nine
Months Ended September 30, 2023, page 30

2. We note that your disclosure in regard to the comparison of the three and nine months ended September 30, 2024 to the three and nine months ended September 30, 2023 is incomplete. Please review and revise as necessary. Refer to Item 303(c) of Regulation
       S-X.
 December 11, 2024
Page 2

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Vanessa Schoenthaler